EXHIBIT 10.2
EMCORE CORPORATION
EXECUTIVE SEVERANCE POLICY

1. Purpose of the Policy

The Emcore Corporation Executive Severance Policy (the “Policy”) is effective May 1, 2007 and incorporates and amends the terms of the Executive Severance Policy adopted by the Compensation Committee of the Board of Directors of Emcore Corporation (the “Committee”) on November 29, 2004. The Policy is intended to provide certain executives of the Company who are in a position to contribute materially to the success of the Company with Severance Benefits if they are separated from employment with the Company as set forth herein.

2. Definitions

As used in this Policy, the following terms shall have the respective meanings set forth below:

a. "Base Salary" means the higher of (i) the Participant's highest annual rate of base salary during the twelve-month period immediately prior to the Executive’s Date of Termination or (ii) the average of the Participant's annual base salary earned during the past three (3) completed fiscal years of the Company immediately preceding the Participant's Date of Termination (annualized in the event the Participant was not employed by the Company (or its affiliates) for the whole of any such fiscal year).

b. "Board of Directors" means, the board of directors of the Company.

c. "Cause" means termination of employment resulting from a good faith determination by the Board of Directors that:

(i) the Participant has willfully failed or repeatedly refused in a material respect to follow policies or reasonable directives established by the Board of Directors with the result that such refusal has caused material damage to the Company or willfully failed or repeatedly refused to perform the material duties or obligations of his or her office (other than any such failure resulting from the person's inability due to physical or mental illness), which the Participant has failed to correct within a reasonable period following with notice to such Participant; or

(ii) there has been an act by the Participant involving wrongful misconduct which has a demonstrably adverse impact or material damage to the Company, or which constitutes theft, fraud or a misappropriation of the assets of the Company; or

(iii) the Participant has engaged in an unauthorized disclosure of confidential information, directly or indirectly, to persons outside the Company that materially adversely affects the Company; or

(iv) the Participant while employed by the Company has performed services for another company or person which competes with the Company without the prior written approval of the Board of Directors.

d. "Code" means the Internal Revenue Code of 1986, as amended.

e. "Committee" has the meaning set forth in Section 1.

f. "Company" means EMCORE Corporation or any successor thereto.

g. "Date of Termination" means (i) the effective date on which the Participant's employment by the Company terminates as specified in a prior written notice by the Company or the Participant, as the case may be, to the other, or (ii) if the Participant's employment by the Company terminates by reason of death, the date of death of the Participant.

h. "Disability" means that at the time the Participant's employment is terminated, he or she has been unable to perform the duties of his/her position for a period of six consecutive months as a result of the Participant's inability due to physical or mental illness.

i. “Disposition” means the sale, transfer, spin-off or other disposition to another party or a resulting new entity (the “Purchaser”) of the stock or assets of any subsidiary, business unit or division of the Company. For example, the sale of the Company’s electronic materials division in Somerset, New Jersey constitutes a Disposition.

j. "Good Reason" means, without the consent of the Participant:

(i) a material reduction in base salary, incentive compensation potential or benefits (other than reductions applicable to employees generally); or

(ii) a material diminution in job responsibilities; or

(iii) a requirement that the Participant relocate, except for office relocations that would not increase the Participant's one-way commute by more than 50 miles; or

(iv) following a Disposition, a change in the Participant’s job requirements, such as a request from the Chief Executive Officer or the Board of Directors that the Participant travel more frequently, such that the Participant reasonably believes that he cannot meet the new requirements.

k. "Participant" means each of the senior executives of the Company who are selected by the Committee for coverage by this Policy and who have been employed by the Company for a minimum of twelve months. As of the adoption date of the Policy, Participants shall include the:
i.	Chief Executive Officer
ii.	Chief Financial Officer
iii.	Chief Operating Officer
iv.	Chief Technical Officer
v.	Chief Legal Officer
vi.	Vice President and General Manager
vii.	Vice President, Finance
viii.	Vice President, Human Resources
ix.	Vice President & Deputy Counsel

l. "Qualifying Separation" means a termination of employment from the Company (and its affiliates) but specifically excludes, without limitation, termination of employment due to Cause, death, Disability, or termination by the Participant (other than a termination for Good Reason); provided, however, that such termination of employment also constitutes a "Separation from Service" within the meaning of Section 409A of the Code.

m. "Separation Agreement" means an effective agreement prepared by the Company, executed by the Participant and returned to the Company within the time period requested by the Company. It shall contain (a) typical provisions concerning termination of employment, (b) a statement that Severance Benefits under this Policy are conditioned upon the Company's receipt of such agreement, and (c) a release (in a form to be determined by the Company) by the Participant of the Company from any liability or obligation (excluding any indemnification to which the Participant may be entitled pursuant to the Company’s Amended and Restated Certificate of Incorporation, By-Laws and any coverage under directors and officers, professional, fiduciary or errors or omissions policies that benefit the Participant) to the Participant. To be effective, the Separation Agreement shall not have been revoked by the Participant within the time permitted under applicable state and federal laws.

n. "Severance Benefits" mean the benefits set forth in Sections 5, 6, 7, 8, 9 and 10 of this Policy.

o. "Severance Pay" means the salary continuation payments under Section 5 of this Policy.

p. “409A Participant” means a Participant who satisfies the “specified employee” definition described under Code Section 409A and who is either:

(i) eligible for Severance Pay due to the Participant’s termination for Good Reason;

(ii) eligible to receive Severance Pay that exceeds two times the lesser of (1) the Participant’s compensation for the calendar year preceding the calendar year of the Participant’s Date of Termination or (2) the maximum amount of compensation that may be taken into account under a qualified plan pursuant to Code Section 401(a)(17); or

(iii) eligible to receive Severance Pay payments that extend past the December 31st of the second calendar year following the calendar year of the Participant’s Date of Termination.

3. Participation in the Policy

All Participants who have experienced a Qualifying Separation from the Company shall be eligible to receive Severance Benefits under this Policy provided the requirements of Section 4 are met.

4. Condition to Receipt of Benefits

A Participant must execute an effective Separation Agreement to receive Severance Benefits. Severance Benefits shall cease upon the Participant violating any provision of his or her Separation Agreement, or any post-termination obligations under his or her employment agreement (if any).

5. Severance Pay

Severance payments shall be made as follows:

Participants at the level of Executive Vice President or higher hired or promoted prior to May 1, 2007:  Continuation of Base Salary for a period equal to (a) one year, plus (b) two weeks, plus (c) two additional weeks for each year the Participant was employed by the Company (the “Severance Period”).

Participants at the level of Executive Vice President or higher hired or promoted on or after May 1, 2007:  Continuation of Base Salary for a period equal to (a) one year, plus (b) one week, plus (c) one additional week for each year the Participant was employed by the Company (the “Severance Period”).

Participants at the level of Vice President or lower hired or promoted prior to May 1, 2007:  Continuation of Base Salary for a period equal to (a) five months, plus (b) two weeks, plus (c) two additional weeks for each year the Participant was employed by the Company (the “Severance Period”).

Participants at the level of Vice President or lower hired or promoted on or after May 1, 2007:  Continuation of Base Salary for a period equal to (a) five months, plus (b) one week, plus (c) one additional week for each year the Participant was employed by the Company (the “Severance Period”).

Notwithstanding the foregoing:

(i) during the applicable revocation period of a Participant’s Separation Agreement, the severance payments that would otherwise have been paid during such time shall be paid as soon as administratively feasible following the lapsing of such revocation period; and

(ii) to the extent a Participant is a 409A Participant, the severance payments that would otherwise have been paid within the first six months of the Participant’s Date of Termination shall be paid in a lump sum as soon as administratively feasible following the six month anniversary of the Participant’s Date of Termination.

Subject to the foregoing, the Company shall pay to the Participant severance on regular paydays of the Company to the extent administratively feasible. The Severance Pay will be made less applicable withholdings and deductions.

6. Health Insurance

In accordance with the Company’s health plans, the Participant will be eligible to exercise his or her rights to COBRA health insurance coverage for the Participant, and, where applicable, Participant’s spouse and eligible dependents, at Participant’s expense (subject to the foregoing), upon termination of the Participant’s employment. To the extent the Participant elects COBRA continuation coverage, the Company shall continue to pay the portion of the COBRA premiums for the entire Severance Period up to a maximum of 18 months that the Company would have otherwise paid assuming the Participant was an active employee during such time. Participant acknowledges that the Company will deduct from his or her Severance Pay (to the extent being paid) an amount equal to the Participant’s portion of the COBRA premiums during the Severance Period. In the event that the Participant is a 409A Participant, the Company shall pay the Participant’s portion of the COBRA premiums during the six month deferral period specified in 5 (ii). Nothing herein shall be construed as extending or delaying the start date of the COBRA coverage period for the Participant.

All voluntary payroll deductions, including but not limited to 401(k), ESPP and term life, will cease effective the Date of Termination.

7. Stock Options

The rights regarding the Participant's stock options shall be governed by the Participant's stock option agreement and the stock option plan that governs the option.

8. Annual Bonus or Pay-for-Performance Payment

If the Participant's employment is terminated after the end of a fiscal year but before annual bonus or pay-for-performance payments are distributed and a Disposition directly affecting the Participant has occurred, the Participant shall be entitled to the annual bonus or pay-for-performance payment attributable to the immediately preceding fiscal year, assuming for this purpose that all personal performance targets or goals were met. The Company shall make this payment at the same time it pays all of its other employees in accordance with the Company's normal practices but no later than March 15th of the applicable year.

9. Outplacment Services
The Company shall provide to each terminated Participant standard outplacement services at the expense of the Company from an established outplacement firm selected by the Company; provided, however, that the cost of the benefits shall be commensurate with the level of the Participant and, absent special circumstances, shall generally not exceed in total an amount equal to $30,000 per executive officer Participant and $25,000 per non-executive officer Participant. In order to receive outplacement services, the Participant must begin utilizing the services within 30 days of his or her Date of Termination. The fees shall be paid directly to the outplacement firm and no part of this amount shall be paid to the Participant. All services must be provided by the end of the Severance Period.

10. Perquisites.

The Participant's right to use a Company automobile and any automobile allowance or other perquisite that the Participant was receiving in accordance with the arrangement in effect at the time of termination of the Participant's employment will continue until the end of the Severance Period.

11. Funding.

The Policy shall at all times be entirely unfunded and no provision shall at any time be made with respect to segregating assets of the Company for payment of any Severance Pay or Severance Benefits hereunder. Severance Pay and Severance Benefits are not a vested right. No Participant or other person shall have any interest in any particular assets of the Company by reason of the right to receive Severance Pay and Severance Benefits under the Policy and any such Participant or any other person shall have only the rights of a general unsecured creditor of the Company with respect to any rights under the Policy.

12. Non-Exclusivity of Rights.

The terms of this Policy shall not prevent or limit the right of a Participant to receive, prior to a Qualifying Separation, any base salary, retirement or welfare benefit, perquisite, bonus or other payment provided by the Company to the Participant, except for such rights as the Participant may have specifically waived in writing. Amounts that are vested benefits or which the Participant is otherwise entitled to receive under any other benefit, policy or program provided by the Company shall be payable in accordance with the terms of such policy or program.

13. Amendment; Termination; Interpretation; 409A Compliance.

This Policy, including the designation of those who qualify as Participants, may be amended or terminated by the Committee at any time. No such termination or amendment shall affect the rights of any Participant whose employment has been terminated as a result of a Qualifying Separation, or who is then receiving Severance Benefits at the time of such amendment or termination. If a Participant dies after signing the Separation Agreement and prior to receiving all of the Severance Pay to which he or she is entitled pursuant to the Policy, payment shall be made to the beneficiary designated by the Participant to the Company or, in the event of no designation of beneficiary or the death of the beneficiary, then to the estate of the deceased Participant. The Committee reserves the right in its sole discretion to interpret the Policy, prescribe, amend and rescind rules and regulations relating to it, determine the terms and provisions of the severance payments and make all other determinations he deems necessary or advisable for the administration of the Policy, subject to the appeals procedure in Section 18. The determination of the Committee on all matters regarding the Policy shall be conclusive and binding on all parties.

To the extent any provision of the Policy, or action by the Committee would subject any Participant to liability for interest or additional taxes under Code Section 409A(a)(1)(B), it will be deemed null and void, to the extent permitted by law and deemed advisable by the Committee. It is intended that the Policy and payments hereunder will comply with Code Section 409A to the extent applicable, and the Policy shall be interpreted and construed on a basis consistent with such intent. The Policy may be amended in any respect deemed necessary (including retroactively) by the Committee in order to preserve compliance with Code Section 409A. The preceding shall not be construed as a guarantee of any particular tax effect for Policy benefits or payments.

Nothing herein shall restrict the Committee’s ability to exercise its discretionary authority as provided in the Policy.

14. Non-Assignability.

Severance Benefits pursuant to the Policy shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge prior to actual receipt thereof by a Participant; and any attempt to so anticipate, alienate, sell, transfer, assign, pledge, encumber or charge prior to such receipt shall be void; and the Company shall not be liable in any manner for, or subject to, the debts, contracts, liabilities, engagements or torts of any person entitled to any Severance Benefits under this Policy.

15.  No Employment Rights.

This Policy does not constitute a contract of employment for a particular term or length between any Participant and the Company, nor does it in any way alter any Participant's status as an employee-at-will who may be terminated with or without cause for any reason or no reason at all except a reason prohibited by law. The Company is an "employment at will" employer. Participants have the right to resign their positions "at will" and the Company has the right to terminate an employee "at will" with or without notice or Cause. No Participant’s "at will" status may be modified except in a written contract signed by an authorized officer of the Company.

16.. Governing Law.

The terms of the Policy, to the extent not preempted by federal law, shall be governed by and construed and enforced in accordance with the laws of the State of New Jersey (without regard to its conflict of laws principles) including all matters of construction, validity and performance.

17. ERISA Plan
This policy is intended to be and shall be administered and maintained as a welfare benefit plan under Section 3(1) of the Employee Retirement Income Security Act of 1974 ("ERISA"), providing certain benefits to participants on certain severances from employment covering only a select group of management or highly compensated employees, with the effect that, although it shall be subject to Sections 502 and 514 of ERISA, it shall not be subject to Parts 1-4 of Subtitle B of Title I of ERISA. This policy is not intended to be a pension plan under Section 3(2)(A) of ERISA and shall be maintained and administered so as not to be such a plan.

18. Claims Procedure.

Generally, benefits will be paid under this Policy (also, referred to herein as the "Plan") without the necessity of filing a claim. If a Participant believes that he or she has been denied benefits under the Plan, the Participant (or his or her authorized representative) may file a written claim with the Committee to the following address: 2015 W. Chestnut St., Alhambra, California 91803.

If a claim for Plan benefits is denied in whole or in part, the Participant will receive a written notice of the denial. This notice must be provided to the Participant within a reasonable period of time, but not later than 90 days after receipt of the claim by the Committee, unless the Committee determines that special circumstances require an extension of time for processing the Participant's claim. If the Committee determines that an extension is necessary, notice of the extension will be furnished to the Participant prior to the termination of the initial 90-day period. In no event will such extension exceed a period of 90 days from the end of the initial 90-day period. The extension notice will indicate the special circumstances requiring an extension of time and when the Participant can expect the benefit determination.

The Committee's notice of denial of a Participant's claim will contain the following information: (a) the specific reason or reasons for the adverse determination; (b) references to specific Plan provisions on which the determination is based; (c) a description of any additional material or information necessary for the Participant to perfect the claim and an explanation of why such material or information is necessary; and (d) appropriate information as to the steps to be taken if the Participant wants to submit a claim for appeal.

If a claim is denied in whole or in part by the Committee, the Participant (or his or her representative) may appeal the adverse determination by filing a written request for a review of the claim with the Committee. The request for review must be made within 60 days of the date the Participant receives the denial (or, if no written denial is received, within 60 days of the date when the denial was due). The Participant should send the written request for review to the Committee. A Participant may submit written comments, documents, records, and other information relating to his or her claim for benefits. A Participant will be provided, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to his or her claim for benefits. The review will take into account all comments, documents, records, and other information submitted by the Participant relating to his or her claim, without regard to whether such information was submitted or considered in the initial benefit determination. The Committee will provide the Participant with a written notice of its decision on review within 60 days after the Committee’s receipt of the Participant's written claim for review, unless the Committee determines that special circumstances require an extension of time for processing the claim. If the Committee determines that an extension of time is required, written notice of the extension will be furnished to the Participant prior to the end of the initial 60-day period. The extension notice will indicate the special circumstances requiring an extension of the time and the date by which the Committee expects to render its determination on review. The extension will not exceed a period of 60 days from the end of the initial 60-day period.

In the case of an adverse benefit determination on review, the notice will set forth: (a) the specific reason or reasons for the adverse determination; and (b) references to the specific Plan provisions on which the determination is based. By participating in the Plan, Participants agree that (a) the Plan will not pay any benefit for a claim filed more than one year from the date a Participant terminates employment, and (b) no legal or equitable action may be filed against the Plan or any Plan fiduciary more than 90 days after exhaustion of the Participant's rights under the above claims procedure. A Participant must exhaust all levels of the appeal procedure before the Participant can bring an action at law or equity. The power and authority of the Committee shall be discretionary with respect to all matters arising before each of them under this claims procedure.

Unless otherwise required by ERISA, and notwithstanding anything to the contrary herein, any unresolved dispute remaining after exhaustion of the claims procedures herein shall be resolved exclusively by final and binding arbitration in New York, New York under the commercial arbitration rules of the American Arbitration Association with each party to bear its own attorneys’ fees, but the Company bearing the fees of the arbitrator. By participating in the Plan, the Participant acknowledges that the Participant waives the right to litigate such unresolved disputes in a judicial forum before a judge or jury.

19. Miscellaneous.

(a) Taxes and Withholding. As a condition to any payment or distribution pursuant to the Policy, the Company may require a Participant to pay such sum to the Company as may be necessary to discharge its obligations with respect to any taxes, assessments or other governmental charges imposed on property or income received by the Participant thereunder. The Company may deduct or withhold such sum from any payment or distribution to the Participant.

(b) Right to Offset. Notwithstanding any provisions of the Policy to the contrary, the Company may offset any amounts to be paid to a Participant (or, in the event of the Participant’s death, to his beneficiary or estate) under the Policy against any amounts that such Participant may owe to the Company.

(c)  Severability. If any provision of the Policy is determined to be invalid, illegal or unenforceable, such provision shall be construed or deemed amended to conform to applicable laws, or, if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Policy, such provision shall be stricken, and the remainder of the Policy shall remain in full force and effect.

(d) Treatment for other compensation purposes.  Payments and other benefits received by a Participant pursuant to the Policy shall not be deemed part of a Participant's regular, recurring compensation for purposes of any termination, indemnity or severance pay laws and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement provided by the Company, unless expressly so provided by such other plan, contract or arrangement.

(e) Furnishing Information. A Participant will cooperate with the Committee by furnishing any and all information requested by the Committee and take such other actions as may be requested in order to facilitate the administration of the Policy and the payments of benefits hereunder, including but not limited to taking such physical examinations as the Committee may deem necessary.

(f) Headings; Gender and Number. Section headings are used in this Policy for convenience of reference only and shall not affect the meaning of any provision of this Agreement. Except where otherwise indicated by the context, any masculine term used herein will also include the feminine; the plural will include the singular and the singular will include the plural.